EXHIBIT 99.5

VODACOM GROUP (PROPRIETARY) LIMITED
ANNUAL FINANCIAL RESULTS
for the year ended March 31
2007

The World... Connected

vodacom

Operational highlights

Alan Knott-Craig

Chief Executive Officer

Group highlights
For the year ended March 31, 2007 vs. prior year

Total customers (SIM cards)

30.2 million

28.2%

High gross connections: increase of 31.5% year on year to 15.6 million

Revenue

R41.1 billion

20.9%

Profit from operations

 R10.9 billion

22.5%

EBITDA

R14.2 billion

20.5%

Net profit after tax

R6.6 billion

27.6%

Dividends

 R5.4 billion

20.0%

South Africa

10.9 million

  Gross connections

33.8%

  Churn %

84%

  Estimated mobile

  penetration %

R10.3 billion

  Profit from operations

23.0 million

  Total customers

2007

20.1%

18.8%

13 pts

19.7%

16.1 pts

Tanzania

2.1 million

Gross connections

35.6%

Churn %

16%

Estimated mobile

penetration %

R346 million

Profit from operations

3.2 million

Total customers

2007

55.3%

54.6%

7 pts

31.6%

7.1 pts

Democratic Republic of Congo (DRC)

1.7 million

Gross connections

30.4%

Churn %

9%

Estimated mobile

penetration %

R277 million

Profit from operations

2.6 million

Total customers

2007

67.5%

89.2%

3 pts

136.8%

2.3 pts

Lesotho

119 thousand

Gross connections

19.0%

Churn %

17%

Estimated mobile

penetration %

R75 million

Profit from operations

279 thousand

Total customers

2007

35.4%

21.4%

4 pts

47.1%

Mozambique

R177 million

Loss from operations

797 thousand

Gross connections

41.7%

Churn %

14%

Estimated mobile

penetration %

R154 million

Loss from operations

  (excluding impairment)

988 thousand

Total customers

2007

101.6%

133.0%

6 pts

9.5 pts

22.9%

Pillars for continued growth

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Loyalty programmes

Prepaid:

Yebo Millionaires

Vodacom Talking Points

Contract:

Onyx/Platinum

Credit card

South Africa

VodaMail: Free e-mail service to contract
customers

Bazza uau!: prepaid tariff rewarding customers
for receiving calls

Bazza bonus: rewarding previous day’s spend
with free airtime

60+: free SMSs for long duration calls

Mozambique

R million
1,340
2,038
3,342
2005
2006
2007

Up to
61%off
high speed broadband rates for all our customers.
YOU'LL SCHMAAK IT STUKKEND!

%
5.6
7.0
9.4
2005
2006
2007

Innovative non-voice products and tariffs

Access content through
commercial arrangement

22 TV channels

Enter broadcasting /
multimedia market

Over 33 thousand Mobile
TV users

Mobile TV / DVB-H

Digital Satellite Pay TV

Personal services and
telemetry

Business customer needs:

offering full service to
corporate customers

ISP services

WiMax

VPNs

Future offerings

Over 139 thousand
3G/HSDPA users

Offer fast reliable and low
priced wireless data
product

Over 899 thousand
Vodafone live! users

Vodafone live!,
3G/HSDPA

Data revenue

Data revenue as a % of service
revenue

Tanzania launched
3G/HSDPA during the year

64%
year on
year

Expansion of distribution and support channels

Community service containers

Strong relationships with the distribution channels

Informal channels

Dual service providers

Branded franchised store points

Vodaworld cellular mall – biggest contract
connection centre

Distribution channels

Vodacare stores

  Walk-in customer care centres

Dedicated data stores

IT support

Support channels

Further improve level of customer care and quality of service

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Bluetooth George, Bluetooth

FINALLY EVERYONE CAN SAY
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vodashop

Brand leadership

Voted most popular telecommunications brand and second most recognised brand after Coca-Cola (Markinor / Sunday Times Top Brands)

Black Economic Empowerment (BEE)

Vodacom is developing a BEE transaction which will be completed towards the end of the year, enabling employees and BEE partners to share in the success of the business

May well be one of the largest BEE equity transactions in South Africa (capped at R7.5 billion)

Being aligned with the DTI Codes of Good Practice

Implementation of the ICT Sector Code projected for end of 2007

BEE

Regulation

Reduction in mobile termination rates

Pro-actively engaged with regulator

Customer registration legislation and MNP

Affects informal distribution channel

Remains threat to industry

Government re-evaluating introduction

Vodacom pro-active in commencing registration process

MNP had no major impact as less than 1% of Vodacom customers utilised it

Contract: 4,283 (net porting in)

Prepaid: (10,301) (net porting out)

New licence regime / ECA

Will bring new players into the market

Facilitates MVNO access to market

Vodacom will be converting its licences into an electronic communications network and an electronic communications service licence

Converting licences to new framework may be lengthy and complex

Regulation

Acquisitions

Acquired a 10% stake in iBurst through the WBS acquisition, with a further option to acquire
15.5%

In order to ensure growth within our area of focus, Vodacom made investments in companies such as:

G-Mobile Holdings Ltd (Wi-Fi business)

Gogga Tracking Solutions (Pty) Ltd (Wi-Fi business)

Effective September 13, 2006, Vodacom Service Provider Company (Pty) Ltd acquired the contract customer base of approximately 160 thousand from Smartcom (Pty) Ltd

Increased equity of Smartphone SP (Pty) Ltd from 51% to 70% on August 30, 2006

Acquisitions

Managed VPN
Internet products
Services aggregation
Managed voice solutions
Managed Services Provider
Packaged international capacity
Wireless access products and services
International Service Provider
Vodacom Converged Solutions
Corporate Access Provider
Service Provider
Infrastructure Provider
Hosting and data centre
Connectivity Provider
Repackaging fixed connectivity solutions
Operate municipal "digital city" networks

Way forward

Way forward (continued)

Continue to seek financially viable opportunities in Africa

Seek out new associated business opportunities in South Africa

Gear up to provide total converged solutions to Corporates

Grow and consolidate current business

Focus on improving customer service and loyalty

Focus on data growth

Financial review

Leon Crouse

Chief Financial Officer

Group income statement
Extracts for the year ended March 31,

(147.9%)

(295)

(119)

(106)

Net finance (costs) / income

>200%

17

-

-

Profit on sale of investments

(143.4%)

(23)

53

(268)

Impairment

27.6%

6,560

5,143

3,888

Net profit

(24.4%)

(3,836)

(3,084)

(2,614)

Taxation

(21.1%)

(26,919)

(22,234)

(17,725)

Operating expenses excluding depreciation,
amortisation and impairment

20.5%

14,227

11,809

9,590

EBITDA

(12.2%)

(3,361)

(2,996)

(2,844)

Depreciation and amortisation

22.5%

10,860

8,866

6,478

Profit from operations

67.5%

(169)

(520)

130

IAS revaluations

26.4%

10,396

8,227

6,502

Profit before tax

20.9%

41,146

34,043

27,315

Revenue

2006

% change

2007

2005

R million

Effective tax rate 36.9% vs. 37.5% prior year

Thousand
4,696
2,685
1,607
10,859
9,140
6,180
2005
2006
2007
SA
Non-South African operations

Thousand
7,146
4,358
2,645
23,004
19,162
12,838
2005
2006
2007
SA
Non-South African operations

Group operational indicators

Gross connections up 31.5%
year on year to a record high of
15.6 million

Customers up 28.2% year on
year to 30.2 million

Total traffic in South Africa
increased by 19.4% year on
year to 20.4 billion minutes

Gross connections

Closing customers

Rand
163
139
125
98
86
77
92
78
75
81
67
52
52
36
28
2005
2006
2007
SA
DRC
Lesotho
Tanzania
Mozambique

ARPU by country

Declining ARPUs

SA decreased 10.1% to R125

DRC decreased 10.5% to R77

Lesotho decreased 3.8% to R75

Tanzania decreased 22.4% to R52

Mozambique decreased 22.2% to
R28

Vodacom Group consolidated
ARPU decreased 12.6% year on
year from R127 to R111

ARPU per month

Rand
624
572
517
163
139
125
78
69
63
2005
2006
2007
Contract
Total
Prepaid

South Africa ARPU

Contract ARPU decreased
9.6% year on year to R517

Prepaid ARPU decreased
8.7% year on year to R63

Total ARPU decreased
10.1% year on year to R125

Lower incoming revenue per customer

Lower average usage

Customer mix

South Africa ARPU per month

Group revenue
By country

43.5%

1,914

1,334

1,075

DRC

19.1%

37,007

31,069

25,041

South Africa, including holding companies

20.9%

41,146

34,043

27,315

70.3%

269

158

103

Mozambique

33.5%

227

170

137

Lesotho

31.8%

1,729

1,312

959

Tanzania

2006

%
change

2007

2005

R million

Revenue driven by strong customer growth

Non-South African operations contributing 10.1% (2006: 8.7%)

Group revenue
Revenue composition

34.5%

1,306

971

887

International airtime

17.9%

4,699

3,986

2,687

Equipment sales

17.0%

7,835

6,697

5,924

Interconnection

18.0%

23,708

20,085

16,191

Airtime, connection & access

20.9%

41,146

34,043

27,315

(3.8%)

256

266

286

Other sales and services

64.0%

3,342

2,038

1,340

Data

2006

%
change

2007

2005

R million

Revenue growth, excluding equipment sales was 21.3%

3.2%
0.9%
22.3%
6.8%
66.8%
3.6%
0.7%
21.5%
9.2%
65.0%
Airtime, connection and access
Data
Interconnection
International airtime
Other sales and services

Group revenue (excluding equipment sales)
By revenue type

Revenue analysis –  2007

R36,447 million (excluding equipment sales)

Revenue analysis –  2006

R30,057 million (excluding equipment sales)

Airtime contribution down 1.8% points to 65.0%

Interconnect contribution down 0.8% points to 21.5%

Data contribution up 2.4% points to 9.2% (data revenue 9.4% of service revenue)

14,227
11,809
9,590
R million
2005
2006
2007

42.7
39.4
35.6
35.0
35.4
33.8
31.5
28.0
%
SA
Tanzania
DRC
Lesotho
2006
2007

EBITDA and margin analysis

EBITDA margin by country

EBITDA performance

Increased 20.5% year on year to R14.2 billion

EBITDA margin decreased 0.1% points year on year to
34.6%

EBITDA margin 39.9%, when excluding cellular phone
and equipment sales

South Africa EBITDA

Increased 17.3% year on year to R13.0 billion

EBITDA margin decreased 0.6% points year on year to
35.0%

EBITDA for non-South African operations

Increased 56.6% year on year to R1.2 billion

Non-South African operations contributed 8.5% of total
vs. 6.6% for the same period in the previous financial
year

Mozambique EBITDA is negative R69 million

Tanzania EBITDA margin decreased: increase in
excise duty on airtime of 40%; drought; power
rationing; inflated fuel prices

20.5%
year on
year

EBITDA

Group profit from operations
By country

136.8%

277

117

50

DRC

>200%

46

(23)

56

Holding companies

31.6%

346

263

183

Tanzania

0.4% pts

26.4%

26.0%

23.7%

Profit from operations margin (%)

22.5%

10,860

8,866

6,478

(22.9%)

(177)

(144)

(454)

Mozambique

47.1%

75

51

25

Lesotho

19.7%

10,293

8,602

6,618

South Africa

2006

%
change

2007

2005

R million

Customer growth of 28.2% to 30.2 million

Revenue growth of 20.9% vs. operating expenses growth of 20.3%

Million
14,218
17,066
20,383
2005
2006
2007

R million
2,053
1,954
2,149
2005
2006
2007

Factors affecting trends and margins

South Africa traffic mix

Outgoing traffic increased 20.1% year on
year to 13.6 billion minutes:

Outgoing fixed increased by 2.6% to 1.2 billion

Outgoing mobile increased by 22.2% 12.4 billion

Incoming traffic increased 18.1% year on
year to 6.7 billion minutes:

Incoming fixed increased by 3.0% to 2.4 billion

Incoming mobile increased by 29.1% to 4.3 billion

Mobile to mobile traffic increased by 23.9%
to 16.7 billion minutes

Mobile/fixed traffic increased by 2.9% to 3.7
billion minutes

A 20% reduction in average mobile
termination rates will reduce profit
from operations by approximately
R430 million

South Africa net interconnect

Total South Africa traffic

19.4%
year on
year

10.0%
year on
year

12.8
15.1
16.4
%
2005
2006
2007

%
14.1
13.5
24.3
55.3
20.5
26.4
15.2
11.0
76.8
31.7
SA
Tanz
DRC
Les
Moz
2006
2007

Productivity measures

Consolidated customers
per employee

Increased 18.2% year on year to 5,093
based on 5,920 employees

Consolidated gross capex
additions as a % of revenue
increased to 16.4% from 15.1%
for the same period in the
previous financial year

Investment in new technologies

Increased capacity for data and voice

Gross capex additions was R6.7
billion vs R5.1 billion in the
previous financial year

Gross capex additions as a % of revenue

Gross capex additions as a % of revenue

6.2%
5.3%
2.4%
0.8%
85.3%
14.2%
7.5%
1.3%
3.1%
73.9%
South Africa
Tanzania
DRC
Mozambique
Lesotho and holding companies

Capex additions and composition
Including software

Capex gross additions – 2007
R6,748 million

Capex gross additions – 2006
R5,138 million

South Africa capex gross additions increased by 13.9% to R5.0 billion

Non-South African capex additions increased by 113.1% to R1.6 billion

13,866
11,090
10,012
R million
2005
2006
2007

3,881
3,211
3,655
R million
2005
2006
2007

Cash generation

EBITDA increased by R2.4 billion

Cash generated from operations
increased 25.0% to R13.9 billion

Free cash flow increased
13.8% to R3.7 billion

Cash generated from operations

Free cash flow

56.5%
43.5%
45.6%
54.4%
ZAR denominated
Foreign denominated

Debt composition

Gross debt composition
including bank overdrafts– 2007

R3,435 million

Gross debt composition
including bank overdrafts – 2006

R3,855 million

Net debt: R2,664 million (2006: R709 million)

Net debt to equity ratio 27.6% (2006: 8.2%)

Adjusting for dividends and STC on dividends payable: net debt to equity ratio of 72.8%
(2006: 50.5%)

Net debt to EBITDA ratio 18.7% (2006: 6.0%)

R million
1,800
1,600
2,800
1,700
2,900
2,500
2005
2006
2007
Interim dividend
Final dividend

Group shareholder distributions

20.0%
year on
year

The level of future dividend payments is dependent on the extent of investment activities

32.4%
year on
year

61.9%
year on
year

Questions?

Group balance sheet
Extracts at March 31,

8.3%

15,011

13,860

11,474

Current liabilities

14.9%

28,470

24,768

22,595

Total equity and liabilities

70.5%

3,812

2,236

3,233

Non-current liabilities

11.2%

9,647

8,672

7,888

EQUITY AND LIABILITIES

Capital and reserves

14.9%

28,470

24,768

22,595

Total assets

(12.2%)

7,626

8,689

8,706

Current assets

29.6%

20,844

16,079

13,889

ASSETS

Non-current assets

2006

%
change

  2007

2005

R million

Group cash flow statement
Extracts for the year ended March 31,

(106.1%)

(108)

1,760

2,173

Cash and cash equivalents at the
end of the year

>200%

58

(16)

(6)

Effect of foreign exchange rate changes

(19.0%)

1,760

2,173

1,598

Cash and cash equivalents at the
beginning of the year

(>200%)

(1,926)

(397)

581

Net increase in cash and cash
equivalents

(86.9%)

(200)

(107)

(195)

Net cash flows utilised in
financing activities

(37.4%)

(6,584)

(4,791)

(3,374)

Net cash flows utilised in investing
activities

7.9%

4,858

4,501

4,150

Net cash flows from operating activities

25.0%

13,866

11,090

10,012

Cash generated from operations

2006

%
change

2007

  2005

R million

Disclaimer

This presentation has been prepared and published by Vodacom Group (Proprietary) Limited.

Vodacom Group (Proprietary) Limited is a private company and as such is not required by the
Companies Act 61 of 1973, as amended, to publish its results.

Vodacom Group (Proprietary) Limited makes no guarantee, assurance, representation and/or warranty as to the accuracy of the information contained in this presentation and will not be held liable for any reliance placed on the information contained in this presentation.

The information contained in this presentation is subject to change without notice and may be incomplete or condensed. In addition, this presentation may not contain all material information pertaining to Vodacom Group (Proprietary) Limited and its subsidiaries.

Without in any way derogating from the generality of the foregoing, it should be noted that:

Many of the statements included in this presentation are forward-looking statements that involve risks and/or uncertainties and caution must be exercised in placing any reliance on these statements. Moreover, Vodacom Group (Proprietary) Limited will not necessarily update any of these statements after the date of this presentation either to conform them to actual results or to changes in its expectations.

Insofar as the shareholders of Vodacom Group (Proprietary) Limited are listed and offer their shares publicly for sale on recognised stock exchanges locally and/or internationally, potential investors in the shares of Vodacom Group (Proprietary) Limited’s shareholders are cautioned not to place undue reliance on this presentation.

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